UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 1, 2021, EZGO Technologies Ltd. (the “Company”), closed its previously announced registered direct public offering (the “Offering”) of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share. The Company sold the Units at a price of $4.68 per Unit. The Company received gross proceeds from the Offering, before deducting estimated offering expenses payable by the Company, of approximately $12,000,000.

On June 2, 2021, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: June 2, 2021

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